ČESKÁ SPOŘITELNA

Securities and Exchange Comm
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Attention: Office of International Corporate Finance

Prague, 31st May, 2002
3022/ /02

Dear Sirs,

File No. 82.4384/Česká spořitelna, a. s. - Rule 12g3-2(b) Exemption

On behalf of Česká Spořitelna , a.s. please find a copy of the abstract from press releases published after the annual general meeting and a copy of the mandatory offer of AVS to purchase the Ceska sporitelna shares.

Should you require any further information then please do not hesitate to contact us.

Yours faithfully

Zdenka Jirasová
Head of the Processing of Domestic Securities Department

Richard Baran
Processing of Domestic Securities

for and on behalf of
Česká spořitelna, a. s.

From the official press release of Ceska sporitelna, a.s. regarding the results of the annual general meeting:

As expected the shareholders of Ceska sporitelna decided on the annual general meeting of May 22nd to cancel the registration of the security, i. e. to delist it from capital markets. The proposal was made by the second most considerable shareholder of Ceska sporitelna: Die Erste oesterreichische Spar-Casse Anteilsverwaltungssparkasse (AVS) acting in concert with the major shareholder austrian Erste Bank. Both subjects have combined share of the voting rights over 90% of the Ceska sporitelna bank.

The annual general meeting also approved the profit allocation and the dividend for the year 2001 in the gross amount of CZK 3,--. The dividend payment will be realized during August 2002.

The general plan for bond issues and the proposed changes of the Articles also passed on the annual general meeting (e.g. acting of the Supervisory Board, increased number of members of the Board of Directors from seven to eight). Mr. Herbert Schimetschek and Mr. Kurt Geiger resigned for their posts of members of the Supervisory Board. Mr. Christian Coreth and Mr. Maxmilian Hardegg were elected instead.

Important note: also Ceska sporitelna has launched a mandatory tender offer for the common shares issued by Ceska sporitelna as the shareholders voted in favour of a delisting of the shares. Ceska sporitelna proposes CZK 365,-- per share that is lower price than that proposed by AVS (CZK 372,40) in its mandatory offer launched because of holding more than two-thirds or three-fourths subsequently of voting rights. Both prices are now to be agreed by the Czech Securities Commission.

From the official press release of AVS regarding the mandatory offer for the purchase of the Ceska Sporitelna shares we have picked the following:

After the decision of the annual general meeting of Ceska sporitelna of May 22nd 2002 about delisting the security (cancelation of its registration), AVS believes that the mandatory offer is for minor shareholders the last chance to participate in realizing the profit from the recent increasing of the price of the shares.

DIE ERSTE österreichische Spar-Casse Anteilsverwaltungssparkasse,
a savings bank holding company organized under the laws of the Republic of Austria,
with its registered offices at Graben 21, A-1010 Vienna
(the "Offeror"),

hereby makes, pursuant to Section 183b of Act No. 513/1991 Coll., as amended (the "Commercial Code"), a mandatory tender offer to the holders of common shares ISIN CZ0008023801 (hereinafter the "Common shares") and preferred shares ISIN CZ0008023736 (hereinafter the "Preferred shares" and jointly with the Common shares referred to as the "Shares") in

Česká spořitelna, a.s.

with its registered office in Prague 4, Olbrachtova 1929/62, Identification Number: 45244782
(the "Company")

for the purchase price of CZK 372.40
per Common share

and

for the purchase price of CZK 177
per Preferred share

1. The Offeror has authorized **Patria Finance, a.s.**, with its registered office at Škrétova 12/490, 12000 Prague 2 Vinohrady, Identification No.: 60197226, registered in the Commercial Register administered by the Municipal Court in Prague, Section B, File 2583 (the "Agent"), to arrange for the realization of this tender offer (the "Mandatory Offer").

2. The Common shares are issued in book-entry form as bearer shares, each having a nominal value of CZK 100, and are listed. Preferred shares are issued in book-entry form as registered shares, each having a nominal value of CZK 100. The Preferred shares are not listed. Pursuant to the provision of Section 183c (1) of the Commercial Code, the Preferred shares are for the purposes of the Mandatory Offer considered to have unlimited transferability.

3. As of May 28, 2002, the Offeror has direct equity interest in the Company equal to32.6 % of the registered capital, and a direct share of the voting rights in the Company equal to 35.2 %. Pursuant to Section 66b(2)(a) of the Commercial Code, the Offeror shall be deemed to be acting in concert with Erste Bank der oesterreichischen Sparkassen AG, a company with its registered offices at Graben 21, A-1010 Vienna, Republic of Austria ("Erste"), which is controlled by the Offeror pursuant to Section 66a(5) of the Commercial Code. As of May 28, 2002, the combined equity interest of the Offeror and Erste in the Company equals 84.9 % of the Company's registered share capital and their combined share of the voting rights in the Company equals 91.7 %. As of the date hereof, neither Erste nor the Offeror hold any Preferred share.

4. This Mandatory Offer is made in order to comply with the obligation of the Offeror and Erste to make a tender offer to all holders of the participating securities in the Company pursuant to the provisions of Section 183b of the Commercial Code, which obligation arose

to the persons in question in consequence of acquisition of a joint interest in the participating securities in the Company in a volume exceeding the limit of two-thirds (this limit was exceeded on April 23, 2002) and, subsequently, three-fourths of voting rights (this limit was exceeded on May 13, 2002).

5. The Offeror does not anticipate the Mandatory Offer to result in any major changes in the business activities as presently conducted or planned by the Company or to have any material adverse effects on the employees or directors of the Company.

6. Fairness of the purchase price of Common shares was substantiated by expert opinion No. 221/2002 drawn up by Ing. Milan Vodička, CSc., a sworn expert, residing at Lečkova 1518, Prague 4 (the "Expert"). The Expert reached the conclusion that the fair price per Common share for the purposes of this Mandatory Offer is approximately CZK 357. The fair price per Common share was determined by the Expert on the basis of (i) the discounted cash flow method as of (a) April 24, 2002 and (b) May 14, 2002, with only the higher value of the values ascertained as of the above-stated dates being taken into account for the purposes of determination of the fair price, and (ii) the method of calculating the weighted average of the prices at which the Common shares were traded during (a) a six-month period ending on April 23, 2002 (inclusive of such day), and (b) a six-month period ending on May 13, 2002 (inclusive of such day), with only the higher amount out of the weighted averages ascertained in the periods in question being taken into account. For the purposes of determination of the fair price, the discounted cash flow method was assigned the weight of 60 % and the weighted average method was assigned the weight of 40 % by the Expert. The expert opinion is available to be viewed in the registered offices of the Offeror and the Agent. Based on the discounted cash flow method, the price of CZK 363.44 was determined as of April 24, 2002, and the price of CZK 365.44 was determined as of May 14, 2002. The weighted average of prices at which the Common shares were traded during the six-month period ending on April 23, 2002 (inclusive of such day) is CZK 337; during the same period, the Common Shares were traded at a premium price in the amount of CZK 375 within the meaning of Section 183c(3) of the Commercial Code. The weighted average of prices at which the Common shares were traded during the six-month period ending on May 13, 2002 is CZK 345.46; during the same period, the Common Shares were traded at a premium price in the amount of CZK 375 within the meaning of Section 183c(3) of the Commercial Code.

The purchase price of the Common shares was determined by the Offeror in compliance with the provision of Section 183c (3) of the Commercial Code and exceeds the price, which was determined by the Expert as the fair price.

Fairness of the purchase price of the Preferred shares was substantiated by expert opinion No. 222/2002 drawn up by the Expert. The Expert reached the conclusion that the fair price per Preferred share for the purposes of this Mandatory Offer is CZK 177. The fair price per Preferred Share was determined by the Expert on the basis of (i) the discounted cash flow method (a) as of April 24, 2002 and (b) as of May 14, 2002, with only the higher value of the values ascertained as of the above-stated dates being taken into account for the purposes of determination of the fair price, and (ii) the trade discount method, i.e. the method where with respect to the fair price of Common shares, which was determined by the Expert, a discount is applied, which takes into account the absence of voting rights and limited transferability, with identical weight being assigned to both the methods. Based on the discounted cash flow method, the price of CZK 156.50 was determined as of April 24, 2002, and the price of CZK 157.30 was determined as of May 14, 2002. Based on the trade discount method the price of

CZK 196.35 was determined. The expert opinion is available to be viewed in the registered offices of the Offeror and the Agent and a copy thereof is available to interested persons.

The purchase price of the Preferred shares was determined by the Offeror in compliance with the provision of Section 183c (3) of the Commercial Code, and equals the price, which was determined by the Expert as the fair price.

7. The purchase price for the Shares acquired by the Offeror under this Mandatory Offer will be financed from bank loans. The Offeror has obtained commitments from a group of financial institutions to provide the Offeror with sufficient funds to enable the Offeror to meet all its obligations under this Mandatory Offer.

8. This Mandatory Offer shall be binding as of its publication in *Hospodářské noviny* until [July 10, 2002] (the "Binding Period").

9. Anyone who holds Shares and is interested in accepting this Mandatory Offer (the "Interested Party") shall notify the Offeror of the acceptance of the Mandatory Offer during the Binding Period in the manner stipulated in item 10 or 11 hereof if the Common shares are concerned, or in the manner stipulated in item 12 hereof if the Preferred shares are concerned.

10. The Interested Party considering selling the Common shares may give notice of acceptance of the Mandatory Offer by filing through the public securities market organized by RM-SYSTÉM, a.s. ("RM-S"), **on the terms and conditions set forth below, a duly completed instruction to effect the acceptance of the tender offer of Common shares** (the "Instruction") no later than by 5:00 p.m. (Central European time, "CET") on the expiration date of the Binding Period (however, in view of business hours of RM-S) . Upon filing the Instruction, it is necessary to set forth the registration number of the Agent "68410016-3," ISIN "CZ0008023801," the number of Common shares being sold, the price per Common share "CZK 372.40" and the method of payment of the purchase price. The Instruction must be completed in accordance with the Market Regulations and other rules of RM-S.

Both the Offeror and the Interested Party shall bear its expenses incurred in connection with the filing and implementation of the Instruction according to the valid list of charges of RM-S.

An incorrect or incomplete Instruction shall not constitute a valid notice of acceptance of the Mandatory Offer and, therefore, the Offeror shall disregard it.

The agreement for the purchase of the Common shares under the Mandatory Offer shall be concluded at 00:00:01 a.m. CET on the next day, on which the RM-S operates, following the acceptance of Instruction in accordance with the Market Regulations of the RM-S. The Common shares shall be transferred and the purchase price of the Common shares shall be paid after the agreement is concluded pursuant to the valid Market Regulations and rules of the RM-S no later than 5 business days following the execution of the agreement.

11. **The Interested Party considering selling the Common shares may, in lieu of the procedure described in item 10, give notice of acceptance of the Mandatory Offer by written notice delivered to the address of the Agent** (Patria Finance, a.s. Škrétova 12, 120

00 Prague 2) no later than by 5:00 p.m. CET on the expiration date of the Binding Period (the "Notice"). The Notice must contain at least the following: (a) the (business) name of the Interested Party, (b) birth number or passport number if the Interested Party is an individual, (c) the address of the registered office/residential address of the Interested Party, (d) the number and ISIN of Common shares to which the acceptance of the Mandatory Offer applies, (e) the business name and registered office of the member of UNIVYC, a.s. ("UNIVYC") representing the Interested Party in connection with the settlement of the transfer of the Common shares and payment of the purchase price, (f) telephone/fax number, (g) designation of a contact person in the case of a legal entity.

The agreement on the purchase of Common shares shall be concluded upon delivery of the Notice to the Agent. The acceptance of the Mandatory Offer may be revoked by written notice delivered to the Agent before delivery of the Notice to the Agent. The transfer of Common shares and the payment of the purchase price shall take place through UNIVYC by way of transfer of shares for consideration from the Agent to the Interested Party or a member of UNIVYC representing the Interested Party in accordance with the applicable rules of UNIVYC within 5 business days of the execution of the agreement.

An incorrect or incomplete Notice shall not constitute a valid notice of acceptance of the Mandatory Offer and, therefore, the Offeror shall disregard it.

12. The Interested Party considering selling the Preferred shares may accept this Mandatory Offer by a written notice of acceptance of the Mandatory Offer in the form of a registered letter delivered to the address of Patria Finance, a.s. Škrétova 12/490, 120 00 Prague 2-Vinohrady, on or before 5:00 p.m. CET on the expiration date of the Binding Period (the "Notice on the sale of preferred shares"). The Notice on the sale of preferred shares must contain at least the following: (a) the business name of the Interested Party, (b) the address of the registered office, (c) number and ISIN of the Preferred shares, which are the subject of the acceptance of the Mandatory Offer, (d) Identification Number and the name of a contact person, (e) telephone and fax number, (f) bank details and number of the bank account set for the payment of the purchase price. The Notice on the sale of preferred shares must consist of a power of attorney with an officially certified signature authorizing the Agent (Patria Finance, a.s.) to represent the Interested Party in the transfer of Preferred shares at the Securities Center (the "Securities Center"). An integral part of the power of attorney shall be constituted by an officially certified document evidencing allocation of an Identification Number to the Interested Party, officially certified documents evidencing the authorization of the relevant person that accepted the Mandatory Offer on behalf of the Interested Party (for instance an officially certified document evidencing the election of a mayor), and officially certified documents evidencing that the acceptance of the Mandatory offer was dully approved by relevant bodies of the Interested Party (for instance minutes of the meeting of the assembly including approval of the execution of the agreement).

The agreement on the purchase of Preferred shares shall be executed upon the delivery of the Notice on the sale of Preferred shares to the Agent. The transfer of the Preferred shares shall be accomplished by registration of the transfer of the Preferred shares in the Securities Center on the basis of an order for the registration of the transfer of the Preferred Shares, no later than 5 business days following the delivery of the Notice on the sale of Preferred shares to the Agent. The payment of the purchase price for the transferred Preferred shares shall take place no later than 3 business days following the transfer of the Preferred shares in the Securities Center.

An incorrect or incomplete Notice on the sale of the Preferred shares (including the case of a missing or defective power of attorney and other defects of the annexes required) shall not constitute a valid notice of acceptance of the Mandatory Offer and, therefore, the Offeror shall disregard it.

13. Pursuant to Section 183a(8) of the Commercial Code, anyone having accepted the Mandatory Offer may rescind the agreement on the purchase of the Shares (the "Agreement"), provided that a written notice of rescission is delivered by registered mail to the address of the Agent (Patria Finance, a.s., Škrétova 12, 120 00 Prague 2) no later than 5:00 p.m. (CET) on the expiration date of the Binding Period. The notice of rescission must contain at least the following information: (a) the (business) name of the Interested Party, (b) birth number or passport number if the Interested Person is an individual, (c) the address of the registered office/residential address of the Interested Party, (d) the kind and number of Shares to which the acceptance of the Offer applies, (e) designation of a contact person in the case of a legal entity, and (f) telephone/fax number. If the agreement concerned was concluded through the RM-S, the notice of rescission must also specify the RM-S registration number of the Interested Party. If the Agreement was concluded by a delivery of the Notice, the notice of rescission must also specify the business name and registered office of the member of UNIVYC representing the Interested Party in connection with the settlement of the transfer of the Shares and payment of the purchase price through UNIVYC. The signature on the notice of rescission must be officially certified.

In the event of the rescission of the Agreement, each party shall without delay, but in no event later than within 5 business days from delivery of the notice of rescission of the Agreement, return to the other party all benefits received under the Agreement. The Interested Party must return the relevant amount of purchase price together with the interest accrued thereon from the date when the purchase price was paid to the Interested Party until the date when the full amount of such payment is returned by the Interested Party at a rate of 5% per annum in respect of any period preceding the date which is 5 business days after the rescission of the Agreement and 15% in respect of any period following such date (inclusive thereof). However, the Interested Party shall not be obliged to pay any such interest if the Agreement is rescinded after a proper competing offer within the meaning of Section 183f of the Commercial Code was launched by any person in respect of the relevant Shares. In the event of the rescission of the Agreement with respect to the Preferred shares, the Offeror shall not be obliged to return the relevant Preferred shares until the Interested Party returns to the Offeror the relevant sum of the purchase price together with the above-stated interest.

14. In the event that the Agreement is concluded in respect of any Shares which: (1) do not carry all separately transferable rights (as defined in Section 156a of the Commercial Code) and all other rights pursuant to Czech law, (2) are subject to any pledge, lien, option or any other right of a third party, or (3) have any legal or other defects, the Offeror shall be entitled to rescind such Agreement.

15. This Mandatory Offer has been approved by the Securities Commission, Ref. No.: /N//2002/1.

The Offeror shall be responsible for the content of the Mandatory Offer.
Patria Finance, a.s. shall not be liable for any obligations of the Offeror relating to or arising out of this Mandatory Offer.